FILED PURSUANT TO RULE 424(b)(5)
REGISTRATION NO. 333-48368

January 22, 2001

Dear Dime Stock Option Holder:

As you know, beginning December 29, 2000, Dime issued Litigation Tracking Warrants™ (LTWs™) to all stockholders of record as of December 22, 2000. According to our records, you had outstanding stock options to purchase shares of Dime common stock at that time (the distribution record date) and therefore we have reserved for issuance to you one LTW for each share of Dime common stock underlying those outstanding stock options.

A Prospectus was previously sent to you that provides you with the information you need to get a better understanding of the LTWs. I urge you to read the entire Prospectus carefully for a discussion of the LTWs, Dime’s common stock, the goodwill lawsuit that gives rise to the issuance of the LTWs and the risks associated with the LTWs.

As described under the section heading DISTRIBUTION OF THE LTWS on page 8 of the Prospectus, if the options you had outstanding as of the distribution record date are:

o	exercised by you prior to the trigger, you will receive the number of shares of Dime common stock underlying the option being exercised plus the number of LTWs that you would have received had the option been exercised immediately before the distribution record date;

o	exercised by you on or after the trigger, you will receive the number of shares of Dime common stock underlying the option being exercised plus the number of additional shares of Dime common stock (and cash instead of fractional shares) equal to the number of shares of Dime common stock that you would have received had you:

1.	exercised the option immediately before the trigger and received a corresponding number of LTWs and
2.	exercised the LTWs for shares of Dime common stock immediately after the trigger.
In the case of a stock option exercise on or after the trigger, the exercise price of the option will be increased by the exercise price of the LTWs deemed received, and exercised, with respect to that option.

To aid you in your understanding of your stock options and the associated LTWs we have revised the Stock Option Award Questions and Answers document. In addition, we have revised the Notice of Exercise of Non-Qualified Stock Option and Notice of Exercise of Non-Qualified Stock Option and Sale of Shares Agreement to reflect the LTWs. Copies of the new Q&A and the notices are attached.

If you did not receive a Prospectus or need another copy, please call either the Compensation Department at 800-DIMEHRD (800-346-3473) or the Investor Relations Department at (212-326-6170).

If you have any questions about the LTWs, please call the Human Resources Department Hotline at 800-DIMEHRD (800-346-3473). If you have any questions about your outstanding options, or need additional notices, call Mike Connolly at 516-745-2004 or Denise Halleran at 516-745-2041.

Sincerely,

David McDowell